

Mail Stop 3233

June 30, 2017

Via E-mail
Paul L. Beldin
Executive Vice President and Chief Financial Officer
Apartment Investment and Management Company and AIMCO Properties, L.P.
4582 South Ulster Street, Suite 1100
Denver, CO 80237

Re: Apartment Investment and Management Company
Form 10-K for the Year Ended December 31, 2016
Form 8-K filed February 2, 2017
Response Dated June 26, 2017
File No. 1-13232

Dear Mr. Beldin:

We have reviewed your June 26, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 13, 2017 letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures, page 30

Economic Income, page 32

1. We note your response to our prior comment 1. Please provide to us and include within future filings the following:

   - a reconciliation from consolidated apartment communities to the number included in your NAV calculation

- an explanation of why certain consolidated apartment communities are excluded from your NAV calculation
- clarification, if true, that the fair value of your real estate, like your debt, is presented on a proportional basis
- the fair value of your asset management business

2. We note your response to our prior comment 2. We remain unclear from footnote 5 how the non-recourse debt of consolidated partnerships for whom the Company provides asset management and other services is factored into the value of the asset management business. Please clarify and revise your disclosure in future filings.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate
& Commodities